UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 31, 2020

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: July 31, 2020	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

1 ASE Technology Holding Co., Ltd. July 31, 2020 ASE Technology Holding Second Quarter 2020 Earnings Release

2 Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this presentation. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this presentation. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2019 Annual Report on Form 20 - F filed on March 31, 2020.

3 First Half 2020 Business Recap • Group revenues grew 18% YoY in USD terms • ATM revenues grew 23% YoY in USD terms with GM improvement of 3.8 percentage points YoY or 5.3 percentage points excluding impact from currency • EMS r evenues grew 12% YoY in USD terms • Focus areas with long term growth potential • SiP business grew 20% YoY in USD terms and momentum to accelerate into second half • Fanout business grew 68% YoY in USD terms • Test business grew 30% YoY in USD terms

Consolidated Statements of Comprehensive Income

Quarterly Comparison

(unaudited)

(NT$ Million)	Q2 / 2020	%	Q1 / 2020	%	Q2 / 2019	%	QoQ	YoY
Net Revenues:								
ATM	67,314	62.6%	64,150	65.9%	58,750	64.8%	5%	15%
EMS	39,703	36.9%	32,721	33.6%	31,524	34.7%	21%	26%
Others	532	0.5%	486	0.5%	467	0.5%	9%	14%
Total Net Revenues	107,549	100.0%	97,357	100.0%	90,741	100.0%	11%	19%
Gross Profit	18,809	17.5%	16,156	16.6%	13,969	15.4%	16%	35%
Operating Income (Loss)	8,427	7.8%	6,063	6.2%	4,143	4.6%	39%	103%
Pretax Income (Loss)	8,879	8.3%	5,237	5.4%	4,424	4.9%	70%	101%
Income Tax Benefit (Expense)	(1,646)	-1.5%	(1,175)	-1.2%	(1,624)	-1.8%		
Noncontrolling Interest	(296)	-0.3%	(163)	-0.2%	(110)	-0.1%		
Net Income Attributable to Shareholders of the Parent	6,937	6.5%	3,899	4.0%	2,690	3.0%	78%	158%
Basic EPS	1.63		0.92		0.63		77%	159%
Diluted EPS	1.60		0.89		0.62		80%	158%

Additional Commentary From Management:

Gross Profit excl. PPA expenses[1]	19,697	18.3%	17,205	17.7%	15,174	16.7%	14%	30%
Operating Profit excl. PPA expenses[1]	9,567	8.9%	7,365	7.6%	5,601	6.2%	30%	71%
Net Profit excl. PPA expenses[1]	8,092	7.5%	5,231	5.4%	4,148	4.6%	55%	95%
Basic EPS excl. PPA expenses[1]	1.90		1.23		0.98		54%	94%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and long-term lease prepayments. The PPA expenses excluded are related to depreciation, amortization and other expenses $1.15bn in 2Q20, $1.33bn in 1Q20 and $1.46bn in 2Q19.

ASE GROUP
© ASE Group. All rights reserved.
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5 ATM Statements of Comprehensive Income Quarterly Comparison (unaudited) (NT$ Million) Q2 / 2020 % Q1 / 2020 % Q2 / 2019 % QoQ YoY Net Revenues: Packaging 55,732 80.2% 53,600 81.0% 48,329 81.1% 4% 15% Testing 12,693 18.3% 11,566 17.5% 10,286 17.3% 10% 23% Direct Material 1,051 1.5% 1,014 1.5% 944 1.6% 4% 11% Others 40 0.0% 29 0.0% 35 0.0% 38% 14% Total Net Revenues 69,516 100.0% 66,209 100.0% 59,594 100.0% 5% 17% Gross Profit 15,082 21.7% 13,334 20.1% 11,100 18.6% 13% 36% Operating Income (Loss) 7,224 10.4% 5,572 8.4% 3,666 6.2% 30% 97% Additional Commentary From Management: Gross Profit excl. PPA expenses 1 15,970 23.0% 14,383 21.7% 12,305 20.6% 11% 30% Operating Profit excl. PPA expenses 1 8,364 12.0% 6,874 10.4% 5,124 8.6% 22% 63% 1 : PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and long - term lease prepayments. The PPA expenses excluded are related to depreciation, amortization and other expenses $1.15bn in 2Q20, $1.33bn in 1Q20 and $1.46bn in 2Q19.

6 ATM Operations (unaudited) 8,438 11,100 14,708 15,697 13,334 15,082 54,371 59,594 67,901 69,287 66,209 69,516 15.5% 18.6% 21.7% 22.7% 20.1% 21.7% 0% 10% 20% 30% 0 10,000 20,000 30,000 40,000 50,000 60,000 70,000 Q1/19 Q2/19 Q3/19 Q4/19 Q1/20 Q2/20 NT$ Million Gross Profit Gross Margin Revenue

7 ATM Revenue by Application (unaudited) 53% 51% 53% 54% 54% 54% 13% 14% 14% 16% 15% 14% 34% 35% 33% 30% 31% 32% 0% 20% 40% 60% 80% 100% Q1/19 Q2/19 Q3/19 Q4/19 Q1/20 Q2/20 Communication Computer Automotive, Consumer & Others

8 34% 34% 35% 38% 38% 38% 40% 39% 37% 36% 36% 35% 8% 8% 9% 7% 7% 7% 16% 17% 17% 17% 17% 18% 2% 2% 2% 2% 2% 2% 0% 20% 40% 60% 80% 100% Q1/19 Q2/19 Q3/19 Q4/19 Q1/20 Q2/20 Material Testing Discrete and Other Wirebonding Bump/FC/WLP /SiP ATM Revenue by Type (unaudited)

9 EMS Operations Quarterly Comparison & Revenue By Application (unaudited ) (NT$ Million) Q2 / 2020 % Q1 / 2020 % Q2 / 2019 % QoQ YoY EMS Net Revenues 39,709 100.0% 32,727 100.0% 31,533 100.0% 21% 26% Gross Profit 3,730 9.4% 3,048 9.3% 2,876 9.1% 22% 30% Operating Income (Loss) 1,242 3.1% 771 2.4% 503 1.6% 61% 147% EBITDA 2,413 6.1% 1,577 4.8% 1,584 5.0% 53% 52% 29% 40% 36% 43% 36% 46% 13% 14% 9% 11% 14% 12% 38% 24% 41% 32% 33% 28% 14% 15% 9% 10% 11% 10% 5% 6% 4% 4% 6% 3% 1% 1% 1% 1% 0% 20% 40% 60% 80% 100% Q1/19 Q2/19 Q3/19 Q4/19 Q1/20 Q2/20 Communication Computer & Storage Consumer Industrial Automotive Others

10 Key Balance Sheet Items & Indices (unaudited) (NT$ Million) Jun. 30, 2020 Mar. 31, 2020 Cash and cash equivalent 58,223 73,829 Financial assets - current 5,483 5,611 Financial assets - non current & investments - equity method 12,950 14,750 Property, plant & equipment 238,757 234,419 Total assets 558,592 571,668 Short-term loans & short-term bills payable 42,312 51,620 Current portion of bonds payable 7,249 7,249 Current portion of long-term loans & current portion of notes payable 4,117 6,476 Bonds payable 39,263 29,276 Long-term loans & long-term bills payable 115,518 134,363 Total interest bearing debts 213,975 234,714 Total liabilities 344,657 354,202 Total equity (Including non-controlling interest) 213,935 217,466 Quarterly EBITDA 22,488 19,061 Current ratio 1.17 1.25 Net debt to equity ratio 0.70 0.71

11 Equipment Capital Expenditure vs. EBITDA (unaudited) 239 444 436 457 410 495 537 582 681 738 635 751 0 200 400 600 800 Q1/19 Q2/19 Q3/19 Q4/19 Q1/20 Q2/20 US$ Million Capex EBITDA

12 Third Quarter 2020 Outlook* Based on our current business outlook and exchange rate assumptions, management projects overall performance for the third quarter of 2020 to be as follows: • In NTD terms, ATM 3rd quarter 2020 business should be similar with 2nd quarter 2020 levels; • ATM 3rd quarter 2020 gross margin should be similar with 1st quarter 2020 levels; • In NTD terms, EMS 3rd quarter 2020 business should be similar with 3rd quarter 2019 levels; • EMS 3rd quarter 2020 operating margin should be similar with 3rd quarter 2019 levels . *: Due to the impact of the COVID - 19 outbreak, our outlook continues to be subject to a higher degree of risk. The information prov ided is done so as a reference of our current view as of the date of this presentation. Our business, financial condition and results of operations are of greater adverse risk; and, as a result, there may be a higher likelihood of material variances between our expected and actua l r esults .

13 www.aseglobal.com Thank You

Appendix 1

Consolidated Statements of Comprehensive Income

(unaudited)

(NT$ Thousands)	Q1/2019	Q2/2019	Q3/2019	Q4/2019	FY/2019	Q1/2020	Q2/2020
Revenues	88,861,446	90,740,910	117,557,307	116,022,521	413,182,184	97,357,155	107,548,773
COGS	77,476,565	76,771,842	98,449,014	96,173,970	348,871,391	81,201,507	88,739,372
PPA under COGS	1,204,762	1,204,762	1,196,284	1,191,483	4,797,290	1,049,113	887,560
Gross profit	11,384,881	13,969,068	19,108,293	19,848,551	64,310,793	16,155,648	18,809,401
Gross profit excl. PPA	12,589,643	15,173,830	20,304,577	21,040,034	69,108,083	17,204,761	19,696,961
OPEX	9,091,752	9,826,218	10,722,808	11,143,611	40,784,389	10,092,942	10,382,863
PPA under OPEX	253,185	253,185	253,185	253,185	1,012,742	253,185	253,185
Operating income	2,293,129	4,142,850	8,385,485	8,704,940	23,526,404	6,062,706	8,426,538
Operating income excl. PPA	3,751,077	5,600,798	9,834,954	10,149,608	29,336,436	7,365,004	9,567,283
Non Op gain/(loss)	342,065	281,103	(664,074)	(123,399)	(164,355)	(826,352)	452,430
PPA under Non Op gain/(loss)	0	0	79,156	29,022	108,178	30,283	13,617
Non Op gain/(loss) excl. PPA	342,065	281,103	(584,918)	(94,377)	(56,177)	(796,069)	466,047
Pretax income	2,635,194	4,423,953	7,721,362	8,581,540	23,362,049	5,236,354	8,878,968
Total PPA expenses	1,457,948	1,457,948	1,528,625	1,473,690	5,918,211	1,332,581	1,154,363
Pretax income excl. PPA	4,093,142	5,881,901	9,249,987	10,055,230	29,280,260	6,568,935	10,033,331
Tax expenses	404,891	1,623,590	1,501,340	1,779,105	5,308,926	1,175,024	1,645,554
Noncontrolling interest	187,351	110,326	486,504	419,134	1,203,315	162,700	295,819
Net income attributable to shareholders of the parent	2,042,952	2,690,037	5,733,518	6,383,301	16,849,808	3,898,630	6,937,595
Total PPA expenses	1,457,948	1,457,948	1,528,625	1,473,690	5,918,211	1,332,581	1,154,363
Net income attributable to shareholders of the parent excl. PPA	3,500,900	4,147,985	7,262,143	7,856,991	22,768,019	5,231,211	8,091,958
Basic EPS (NT$)	0.48	0.63	1.35	1.50	3.96	0.92	1.63
Basic EPS (NT$) excl. PPA	0.82	0.98	1.71	1.85	5.35	1.23	1.90
Diluted EPS (NT$)	0.46	0.62	1.33	1.47	3.86	0.89	1.60
Diluted EPS (NT$) excl. PPA	0.80	0.96	1.69	1.81	5.25	1.21	1.87

ASE GROUP
© ASE Group. All rights reserved.
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